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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                 ______________


                                SCHEDULE 13E-3/A

                                 (RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 13e-3 THEREUNDER

                               (Amendment No. 1)

                         THE SMITHFIELD COMPANIES, INC.
                                (Name of Issuer)

                         THE SMITHFIELD COMPANIES, INC.
                             SMITHFIELD FOODS, INC.
                              SF INVESTMENTS, INC.
                             TSCI ACQUISITION, INC.
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   832245104
                     (CUSIP Number of Class of Securities)

               Richard S. Fuller                Michael H. Cole, Esq.
         The Smithfield Companies, Inc.         Smithfield Foods, Inc.
               311 County Street                 200 Commerce Street
        Portsmouth, Virginia 23704-3716       Smithfield, Virginia 23430
                 (757) 399-3100                     (757) 365-3000

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                With Copies to:


      Bernard C. Baldwin, III, Esq.                 Gary E. Thompson, Esq.
         Edmunds & Williams, P.C.                     Hunton & Williams
             800 Main Street                          951 E. Byrd Street
               P.O. Box 958                        Richmond, Virginia 23219
        Lynchburg, Virginia 24505                       (804) 788-8200
              (804) 846-9000

This statement is filed in connection with (check the appropriate box):

  a.   /x/  The filing of solicitation materials or an information statement subject to Regulation 14A,
            Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934, as amended.
  b.   / /  The filing of a registration statement under the Securities Act of 1933, as amended.
  c.   / /  A tender offer.
  d.   / /  None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

          Check the following box if the filing is a final amendment reporting the results of the transaction: / /
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          This Amendment No. 1 to Schedule 13E-3 supplements and amends the
Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), filed on June 1, 2001, by The Smithfield Companies, Inc., a Virginia corporation ("Smithfield Companies"), Smithfield Foods, Inc., a Virginia corporation ("Smithfield Foods"), SF Investments, Inc., a Virginia corporation and a wholly owned subsidiary of Smithfield Foods ("SF Investments"), and TSCI Acquisition, Inc., a Virginia corporation and wholly owned subsidiary of Smithfield Foods ("Acquisition"), by adding the Exhibit listed below. The Schedule 13E-3 relates to the merger (the "Merger") of Acquisition with and into Smithfield Companies, with Smithfield Companies continuing as the surviving entity. The Merger will be effected pursuant to the Agreement and Plan of Merger, dated as of April 30, 2001 (the "Merger Agreement"), by and among Smithfield Companies, Smithfield Foods and Acquisition. Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, no par value, of Smithfield Companies ("Smithfield Companies Common Stock"), will be converted into the right to receive $8.50 in cash (less applicable withholding taxes), other than shares held by Smithfield Foods, Acquisition or shareholders who have perfected their dissenters' rights under Virginia law, without any interest thereon. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 13E-3.

ITEM 16.  EXHIBITS.

     Exhibits

     (c)(2) Presentation materials of Ewing Monroe Bemiss & Co. given to the board of directors of The Smithfield Companies, Inc. on April 25, 2001.
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                                   SIGNATURE

          After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June __, 2001


                              THE SMITHFIELD COMPANIES, INC.


                              By: /s/ Richard S. Fuller
                                 ----------------------
                                  Name:  Richard S. Fuller
                                  Title:  President and Chief Executive Officer


                              SMITHFIELD FOODS, INC.


                              By: /s/ C. Larry Pope
                                 ----------------------
                                  Name:  C. Larry Pope
                                  Title:  Vice President Chief Financial Officer

                              SF INVESTMENTS, INC.


                              By: /s/ Michael H. Cole
                                 --------------------
                                  Name:  Michael H. Cole
                                  Title:  Vice President


                              TSCI ACQUISITION, INC.

                              By: /s/ Michael H. Cole
                                 --------------------
                                  Name:  Michael H. Cole
                                  Title:  Vice President

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                                 EXHIBIT INDEX

Exhibit Number      Description of Exhibit                      Filing Method
--------------      ----------------------                      ---------------

(c)(2)              Presentation materials of Ewing Monroe       Filed herewith
                    Bemiss & Co. given to the board of
                    directors of The Smithfield Companies,
                    Inc. on April 25, 2001.

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